UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
ASSOCIATED MATERIALS, LLC
(Exact name of registrant as specified in its charter)

Delaware	000-24956	75-1872487
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3773 State Rd., Cuyahoga Falls, Ohio	44223
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (330) 929-1811

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01	Conflict Minerals Disclosure
This Specialized Disclosure Report on Form SD of Associated Materials, LLC (the “Company”) is filed pursuant to Section 13p-1 of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 and Form SD promulgated thereunder (the “Conflict Mineral Rules”) for the period January 1, 2014 through December 31, 2014 (the “reporting period”).

The Company conducted an internal assessment of its product portfolio and determined that certain products it manufactured or contracted to be manufactured during the reporting period contained “conflict minerals,” as defined by the Conflict Mineral Rules, specifically tin, which is necessary to the functionality or production of its products. However, after conducting a good faith reasonable country of origin inquiry, which was reasonably designed to determine whether any of such conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”), or came from recycled or scrap sources, the Company determined that it has no reason to believe that any of such conflict minerals originated in a Covered Country.

In order to make this determination, the Company conducted a written supply-chain survey of all of its raw material suppliers and requested that they provide a formal representation regarding the origin of the conflict minerals they supplied to the Company during the reporting period. Acknowledgments were obtained from substantially all of the Company’s raw material suppliers to confirm that such supplier’s raw materials do not contain, or they have no reason to believe they contain, any conflict minerals sourced from mines in a Covered Country. Based on the results of this reasonable country of origin inquiry, the Company has no reason to believe that its conflict minerals may have originated in a Covered Country, and it is therefore not required to file a Conflict Minerals Report.

A copy of the Company’s Conflict Minerals Disclosure is publicly available at: www.associatedmaterials.com. Information contained in or accessible through the Company’s website is not a part of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASSOCIATED MATERIALS, LLC

Date:	May 28, 2015	By:	/s/Kenneth James
Kenneth James
General Counsel and Secretary